

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

Mail Stop 3561

August 5, 2016

William J. Flynn
President and Chief Executive Officer
Atlas Air Worldwide Holdings, Inc.
2000 Westchester Avenue
Purchase, NY 10577

> **Re:     Atlas Air Worldwide Holdings, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 22, 2016**
> **File No. 001-16545**

Dear Mr. Flynn:

We have limited our review of your filing to the issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Vesting of Warrant-B, page 10

1. We note your disclosure regarding the vesting of warrant shares each time Amazon and its affiliates have paid a "specified amount" to the company and its affiliates in connection with certain transactions during the term of the Air Transportation Services Agreement, or after the agreement has been terminated. Please revise to disclose such specified amounts. Refer to Item 11(b) of Schedule 14A and Item 202(c) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John Stickel at (202) 551-3324 or me at (202) 551-3584 with any questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc:    Damien Zoubek